NEWS RELEASE
TSX Venture Exchange Symbol: SNV	November 10th, 2005

RENMARK TO PROVIDE INVESTOR RELATIONS PROGRAM

Vancouver, CANADA - Sonic Environmental Solutions Inc. (SNV-TSX Venture Exchange) today appointed Renmark Financial Communications Inc. to assist the Company with a comprehensive investor relations program. Renmark is one of the largest retail investor relations firms in Canada and offers a wide range of integrated investor and financial communication services. Renmark will assist the Company in effectively communicating the Sonic investment opportunity.

CEO Adam Sumel commented, “Renmark’s involvement will allow us to focus on sales and operational priorities. One of these is to immediately begin to integrate the Sonic PCB destruction system with the Terra-Kleen extraction process. To enable us to do this while still finalizing the acquisition of Terra-Kleen we have signed a sole licensing agreement with Terra-Kleen for North America. We expect to utilize the integrated solution on at least one of the projects we are currently negotiating.”

About the Company
The Company’s first Sonoprocess™ application is in the environmental industry and currently commercially operating a full-scale plant for the treatment of PCB contaminated soil. The Company is creating an international network of established environmental industry partners for the operation and marketing of Sonic’s environmental technologies. The Company recently agreed to acquire USA-based Terra-Kleen Response Group Inc. and their complementary extraction process for Persistent Organic Pollutants (POP’s) will be integrated with Sonic’s destruction process to enable Sonic to accelerate the building of their market in the global POP site remediation arena. Terra-Kleen has an established site remediation operating history in the USA and has licensed operators in both Japan and Australia.

Sonic has a patented industrial scale sonic generator technology which will enable the Company to develop and commercialize further Sonoprocess™ applications. The Company has achieved certification under ISO 14001 and OHSAS 18001 for existing environmental operations.

SonicEnvironmental Solutions Inc.
                       TheSonoprocess™Company

Adam R. Sumel
President & CEO

For further information contact info@sesi.ca or visit our website at www.SonicEnvironmental.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results. The Company relies upon litigation protection for forward- looking statements.